Rick Hamm Senior Vice President, Corporate Affairs. General Counsel and Secretary	March 17, 2005
Dendreon Corporation 3005 First Avenue Seattle. WA 98121 tel 206-829-1506 fax 206-219-7211 rhamm@dendreon.com

VIA US Mail

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:        Ms. Cecilia Blye
Chief, Office of Global Security Risk

                            Re:     Dendreon Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2003
            File No. 0-30681

Dear Ms. Blye:

Reference is made to the letter dated December 28, 2004 that sets forth the staff’s comment relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the “Report”) of Dendreon Corporation (the “Company”). Set forth below is the staff’s comment and the Company’s response. Capitalized terms used but not defined herein are used as defined in the Report.

Form 10-K

1.      Comment: We note that under the terms of Exhibit 10.20, the Collaborative Development and Marketing Agreement between the Company and Genentech, Inc. (incorporated by reference from the Form 10-Q for the quarter ended September 30, 2002), the Company is to conduct certain research and development, marketing, licensing and selling activity in territory that includes North Korea. In light of the fact that North Korea has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please advise us of the materiality to the Company of your current or planned operations in North Korea, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

Response: The Company’s Collaborative Development and Marketing Agreement (the “Agreement”) with Genentech, Inc. does not contemplate material current or planned operations in North Korea and any planned

Securities and Exchange Commission

March 17, 2005

operations in North Korea would not present a material investment risk for the Company’s security holders.

The Agreement relates to preclinical research, clinical development, and commercialization of monoclonal antibody and potentially other products derived from the Company’s trp-p8 gene platform. The trp-p8 gene platform has not yet produced viable products; rather, product candidates under consideration are still in early-stage, preclinical development. Under the Agreement, the Company is jointly responsible with Genentech for conducting preclinical and clinical work to determine the efficacy and commercial viability of trp-p8 product candidates. The Agreement provides the Company with profit-sharing and co-promotion of trp-p8 products in the United States. Genentech will also be responsible for the commercialization of trp-p8 products in the rest of the world except in the Dendreon Territory, where the Company retains all development and commercialization rights. “Dendreon Territory” includes Japan, Australia, New Zealand, the Peoples Republic of China (including Hong Kong and Macao), Taiwan, South Korea, North Korea, Mongolia, Vietnam, Laos, Cambodia, Thailand, Myanmar, Philippines, Brunei, Singapore, Indonesia and Malaysia. Accordingly, North Korea is a only a subset of the Asian and Oceanic markets that the Company may serve if trp-p8 proves to be commercially viable. In addition, the Agreement does not require any material commitment by the Company in North Korea. The Company’s current or planned operations in North Korea would not present a material investment risk for its security holders based on qualitative or quantitative factors.

Please contact the undersigned at (206) 829-1506 if you have any further questions regarding the Agreement.

Sincerely,

Richard F. Hamm, Jr.

cc. Jeffrey Riedler, Division of Corporation Finance Mitchell H. Gold, M.D., Dendreon Corporation